Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.20 par value, of W. R. Berkley Corporation (this "Agreement"), is being filed, and all amendments thereto will be filed by Mitsui Sumitomo Insurance Co., Ltd. as the designated filer, on behalf of each of the entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 11, 2025

MS&AD INSURANCE GROUP HOLDINGS, INC.

By: /s/ Hironori Morimoto
Name: Hironori Morimoto
Title: Authorized Signatory

MITSUI SUMITOMO INSURANCE CO., LTD.

By: /s/ Hironori Morimoto
Name: Hironori Morimoto
Title: Authorized Signatory